MANAGEMENT DISCUSSION & ANALYSIS

For the year ended April 30, 2020

Directors and Officers as at July 24, 2020:

Directors:

Gary Arca
Robert Eadie
Jordan Estra Salvador Garcia
Tanya Lutzke
Cory Kent
Ken Sumanik
Federico Villaseñor

Officers:

Executive Chairman, Chief Executive Officer & President – Robert Eadie Chief Operating Officer - Salvador Garcia
Chief Financial Officer – Gary Arca
Corporate Secretary – Cory Kent

Contact Name:Gary Arca

Contact e-mail address:garca@starcore.com

TSX Symbol:SAM

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada  V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com    website: www.starcore.com

Starcore International Mines Ltd.

MD&A

April 30, 2020

Form 51-102-F1

STARCORE INTERNATIONAL MINES LTD.

MANAGEMENT DISCUSSION & ANALYSIS

For the year ended April 30, 2020

1.	Date of This Report

This MD&A is prepared as of July 24, 2020.

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of Starcore International Mines Ltd. (“Starcore”, or the “Company”) for the year ended April 30, 2020.

Monetary amounts throughout this MD&A are shown in thousands of Canadian dollars, unless otherwise stated.

This MD&A includes certain statements that may be deemed “forward-looking statements”. Such statements and information include without limitation: statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future reserves, resources, mineral production and sales; estimates of mine life; estimates of future mining costs, cash costs, mine site costs, Altiplano plant costs and other expenses; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements and information as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs, and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of reserves and resources, and statements and information regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s minesite and; statements and information regarding the sufficiency of the Company’s cash resources.  Such statements and information reflect the Company’s views as at the date of this document and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information.  Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward looking statements and information.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks, risks associated with foreign operations; risks related to title issues; governmental and environmental regulation; and the volatility of the Company’s stock price.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

2.

Starcore International Mines Ltd.

MD&A

April 30, 2020

Overall Performance

Description of Business

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V. (“Bernal”), which owns the San Martin mine in Queretaro, Mexico. The Company is a public reporting issuer on the Toronto Stock Exchange (“TSX”). The Company is also engaged in acquiring mining related operating assets and exploration assets in North America directly and through corporate acquisitions. The Company has interests in properties which are exclusively located in Mexico, USA and Canada.

Financial Highlights for the year ended April 30, 2020:

•	Cash and short-term investments on hand is $2.1 million at April 30, 2020 compared to $2.5 million at April 30, 2019;
•	Gold and silver sales of $24.8 million for the year ended April 30, 2020 compared to $32.8 million for the year ended April 30, 2019, which included $5.7 million in purchase concentrate sales;
•	Earnings from mining operations of $2.0 million for the year ended April 30, 2020 compared to $36 for the year ended April 30, 2019;
•	Loss of $3.6 million for the year ended April 30, 2020 compared to a loss of $11.8 million for year ended April 30, 2019;
•	Equivalent gold production of 13,112 ounces in the year ended April 30, 2020 compared to production of 16,392 ounces in the year ended April 30, 2019;
•	Mine operating cash cost is US$1,149/EqOz for the year ended April 30, 2020 compared to cost of US$1,061/EqOz for the year ended April 30, 2019;
•	All-in sustaining costs of US$1,422/EqOz for the year ended April 30, 2020, compared to costs of US$1,336/EqOz for the year ended April 30, 2019;
•	EBITDA(1) of 1,675 for the year ended April 30, 2020 compared to $(24) for the year ended April 30, 2019.

Reconciliation of Net Income to EBITDA
For the year ended April 30,	2020	2019
Net loss	$(3,629)	$(11,804)
Sale of Altiplano	39	-
Allowance for receivables	-	441
Disposal of E&E assets	-	82
Impairment of plant and equipment	-	4,804
Deferred income tax expense	1,178	2,229
Interest	349	325
Depreciation and depletion	3,738	3,899
EBITDA	$1,675	$(24)
EBITDA MARGIN(2)	6.7%	(0.1)%

(1) EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation market share price.

(2) EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation market share price.

Starcore International Mines Ltd.

MD&A

April 30, 2020

Recent Events

STARCORE IS DEBT FREE

The Company announced that it paid out CAD$3,000,000 of secured Bonds, plus accrued interest of CAD$235,410, ahead of the Bonds’ June 18th 2020, maturity date. In addition to this debt repayment, the Company had also repaid a US$1,000,000 loan due April 25th, 2020. The payments were made from the Company’s cash flow generated from mine operations and prior asset sales. “We are pleased to be debt free again and can now direct our positive cash flow to improving production at the San Martin mine,” stated Robert Eadie, CEO and President.

Amendment of Toiyabe Property Agreement

The Company, through its wholly-owned subsidiary, reached agreement with Minquest Inc., the optionor, to amend its property agreement granting the Company the exclusive right to acquire a 100% interest in and to 165 mining claims in Lander County, Nevada, more commonly known as the Toiyabe Gold Property.

A property payment of US$100,000 due October 15, 2020 has now been deferred to May 31, 2021.   Starcore has already met its exploration expenditure commitments in the aggregate amount of USD$1,025,000, as well as required property payments and share issuances in previous years. To complete the acquisition of a 100% interest in Toiyabe (subject to a 3% royalty), there are remaining property payments to be made of US$760,000 over a period of 3 years to October 2023.

Completion of Sale of Altiplano

The Company received the final payment of US$200,000 to complete the sale of its subsidiary, Altiplano Goldsilver S.A. de C.V., which owns the processing facility in Matehuala, Mexico. The subsidiary was sold pursuant to a sale agreement dated July, 2019 for US$1.6 million received over 10 months to May 31, 2020.

The decision to sell Altiplano was put into motion earlier in 2019, after it was determined that the ongoing capital requirements for inventory and operations did not justify the continuation of the processing plant’s operations.

Corporate Update and Response Measures to COVID-19

“The current COVID-19 pandemic has presented the global community with some immediate and unprecedented challenges,” reports Robert Eadie, CEO and president of the company. “These challenges will impact our professional and personal lives, but as previous crises have come and gone, this too will pass, and hopefully that will be sooner than later. As always, we are prepared to do what’s necessary for the health of our stakeholders and the longevity of shareholder value. Our focus is steadfast.”

Our corporate and administrative offices have implemented a work-from-home policy within the framework of the local and national health authorities in Canada and proactively in Mexico. The company has reduced in-person meetings, transitioned to teleconferencing where possible, and suspended non-essential global travel and upcoming conferences.

At the San Martin mine which has recently undergone operational excellence programs, we saw a reduction in overall staff, improvements to health, safety and culture programs and a transition to a lower tonnage, more profitable ounce scenario (as reflected in our third quarter financials). As the outbreak in Mexico continues to develop, the company continues to monitor the scenario closely and comply with legal and health authorities in the best practices where possible.

The company will continue to provide updates to shareholders and respond to daily inquiries as part of our transparent and shareholder focused investor relations strategy.

3.	Selected Annual Information

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

Starcore International Mines Ltd.

MD&A

April 30, 2020

	Twelve months ended April 30, 2020	Twelve months ended April 30, 2019	Twelve months ended April 30, 2018
Revenues	$24,820	$32,795	$27,807
Cost of Sales	(22,836)	(32,759)	(32,735)
Earnings (loss) from mining operations	1,984	36	(4,928)
Administrative Expenses	(4,396)	(4,284)	(5,291)
Allowance for receivables	-	(441)	-
Impairment of Mining Interest, plant and equipment	-	(4,804)	(6,713)
Loss on disposal of E&E asset	-	(82)	(1,013)
Write off Altiplano	(39)
Income tax (expense)/ recovery	(1,178)	(2,229)	5,945
Total loss
(i) Total loss	$(3,629)	$(11,804)	$(12,000)
(ii) Loss per share – basic	$(0.07)	$(0.24)	$(0.24)
(iii) Loss per share – diluted	$(0.07)	$(0.24)	$(0.24)
Total assets	$54,413	$57,005	$64,451
Total long-term liabilities	$10,855	$13,063	$10,609

4.	Results of Operations

Discussion of Acquisitions, Operations and Financial Condition

The following should be read in conjunction with the audited consolidated financial statements of the Company and notes attached thereto for the year ended April 30, 2020.

4.1San Martín Mine, Queretaro, Mexico

The San Martin Mine, located approximately 50 km east of the City of Queretaro, State of Queretaro, Mexico, consists of mining concessions covering 6,299 hectares and includes seven underground mining units and four units under exploration. Luismin (now “Goldcorp Mexico”) operated the mine from 1993 to January, 2007, when it was purchased by the Company.  The Company expects to continue to operate the mine over an expected mine life of over 10 years based on the current expected conversion of known resources, and exploration is able to maintain proven and probable reserves replacing those mined with new reserves, such that the total resource remains relatively constant from year to year.

Starcore has staked additional claims near its principal producing gold property, the San Martin gold mine, in Querétaro, Mexico. The geology department has completed a staking initiative that includes new claims to the west of the current mineral rights of the San Martin mine on private property, that holds exploration and development upside. The new surface area covers approximately 710 Ha. The Company has reduced its mineral rights on Ejido land by 7,403 Ha from the previous 12,992 Ha package due to limited mineral discovery potential and to compliment overall cost cutting strategies.

Reserves

The Company completed a Resource estimate “RESERVES AND RESOURCES IN THE SAN MARTIN MINE, MEXICO AS OF SEPTEMBER 30, 2019”, as filed on December 2, 2019, prepared by Erme Enriquez. (the “Technical Report”), which is also available on the Company website www.starcore.com.

Starcore's updated mineral reserve and resource estimate for San Martin contains 14% higher tonnes with 5% lower grades compared to the previous reserve/resource estimate of 2018. This was largely due to Starcore using more conservative estimation parameters consistent with the reserve/resource estimates for the San Martin mine.

Total Reserve and Resources of 227,515 gold equivalent ounces decreased by 15% due to reclassifying amounts from resources to exploration potential as a result of the underground exploration in the San Martin and Cuerpo 29 orebodies.

Starcore International Mines Ltd.

MD&A

April 30, 2020

The 29% percent decrease in Proven and Probable Reserve ounces was primarily attributable to processed production and to a 3.3% decrease in ore grades. Gold Equivalent Inferred and Indicated Resources increased by 5% to 118,389 oz.

All assumptions are listed at the bottom of the reserve and resource table.

1. Reserve cut-off grades are based on a 1.66 g/t gold equivalent.

2. Metallurgical Recoveries of 88% gold and 55% silver.

3. Minimum mining widths of 1.5 meters.

4. Dilution factor of 20%.

5. Gold equivalents based on a 1:81 gold:silver ratio.

6. Price assumptions of $1300 per ounce for gold and $16 per ounce for silver.

7. Mineral resources are estimated exclusive of and in addition to mineral reserves.

“2019 has been a pivotal year due to the efficiency and operational excellence programs that we have implemented. Production at the mill has been lowered from 800 TPD to 625 TPD to allow preparation of new production areas and to mine better grades of ore,” Mr. Salvador Garcia, P. Eng., commented. “In addition, the reduction in mine personnel has led to streamlined processes and a reduction in overall variable input costs which will be reflected in an overall lower cost per ounce.”

Erme Enriquez C.P.G., BSc., MSc., is an independent consultant to the Company. He is a qualified person on the project as required under NI 43-101 and has prepared this technical information.

Production

The following table is a summary of mine production statistics for the San Martin mine for the three months and the year ended April 30, 2020 and for the previous year ended April 30, 2019.

(Unaudited)	Unit of measure	Actual results	Actual results	Actual results
		3 months ended	12 months ended	12 months ended
		30-Apr-20	30-Apr-20	30-Apr-19
Mine production of gold in dore	thousand ounces	2.7	11.8	13.7
Mine production of silver in dore	thousand ounces	25.0	121.8	224.5
Total mine production – equivalent ounces	thousand ounces	2.9	13.1	16.4

Silver to Gold equivalency ratio		102.6	90.3	81.9

Mine Gold grade	grams/tonne	1.65	1.82	1.63
Mine Silver grade	grams/tonne	25.3	30.5	39.6
Mine Gold recovery	percent	88.7%	87.7%	86.2%
Mine Silver recovery	percent	55.8%	54.4%	58.4%

Milled	thousands of tonnes	56.6	229.8	301.9
Mine development, preparation and exploration	meters	1,988	7,744	8,977

Mine operating cash cost per tonne milled	US dollars/tonne	56	66	58
Mine operating cash cost per equivalent ounce	US dollars/ounces	1,074	1,149	1,061

Number of employees/contractors at minesite		248	248	336

Starcore International Mines Ltd.

MD&A

April 30, 2020

During the quarter ended April 30, 2020, the mill operated at a rate of approximately 636 milled tonnes/calendar day. Gold and silver grades during the quarter ending April 30, 2020 were 1.65 g/t and 25.3 g/t, respectively, compared to prior year comparable grades of 1.83 g/t and 29.9 g/t, respectively. Overall equivalent gold production from the mine during the year ending April 30, 2020 of 13,112 ounces was lower than the previous comparable year’s production of 16,392 due mainly to overall planned production tonnage decrease to 229,830 tonnes compared to 301,911 during the prior comparable year, offset partially by slightly higher gold ore grades and recoveries. Overall development meters have decreased in the current year, to 7,744 meters, compared to 8,977 meters in the prior year ended April 30, 2019 due to planned reduction in production tonnage, however, the development has been consistent with the current calendar year production tonnage budgeted.

Production cash costs of the mine for the current year ending April 30, 2020 were US$1,149/EqOz compared to US$1,061/EqOz in the prior year, which averaged US$66/t, due mainly to the planned 32% reductions of staff and processing costs which were made and expensed in the first and second quarters. The fourth quarter indicates a cost of US$56/t which is more indicative of the future expected cost of production. The mine plan has been developed to ensure the mine is properly developed and mined so as to ensure a constant supply of ore in accordance with currently planned production capacity and ore grades. Changes to the plan that may involve production and capital investment are continually being assessed by management. Currently, the Company is continuing underground exploration in order to identify higher grade ore zones and has allocated an adequate budget to support year-long exploration.

During the year ended April 30, 2020, the Company incurred approximately US$707 in mine capital expenditures, which includes mine development drifting and drilling, machinery and equipment leases and purchases, and construction and tailings dam remediation, compared to US$2,222 in the prior comparable year ending April 30, 2019.

Management believes that the shift to lower production tonnage at higher grades is allowing us to lower our cost per tonne and per ounce and ultimately be more profitable in the long run. The final costs of the labour reductions and other related variable costs were absorbed by September, 2019 and costs have ultimately been reduced going forward as shown above.

4.2 Property Activity

Santa Elena properties – Queretaro, Mexico

The Company has completed a surface exploration drilling program of 3,846 meters on the Santa Elena target next to our San Martin mine in Querétaro, Mexico. The Company conducted an exploration program consisting of 10 holes targeting the Santa Elena vein, which is thought to be a mirror of the San Martin vein(s), a typical epithermal gold-silver deposit characterized by low sulfation While no economic resources have been determined, exploration continues on the target.

The structure of Santa Elena is a tabular body of silicified massive breccia of quartz between the shales in the foot wall with the limestone breached on the hanging wall. Both belong to the Soyatal Formation of the Upper Cretaceous. The mineralization at the San Martin mine was previously thought to be associated with a dome of rhyolitic composition, and that the structure was repeated towards the east portion of that dome. New studies have detected that mineralization is associated with the stratification of the rocks. The new geological model shows the similarity of Santa Elena and the current operation area of San Martin geometrically correspond to a classic anticline, with Santa Elena being the western part of the crease flank.

San Martin properties – Queretaro, Mexico

The San Martin mine properties are comprised of mining concessions covering 6,299 hectares. In addition to the ongoing mine exploration and development that is currently being performed in development of the mine, management is continually assessing the potential for further exploration and development of the San Martin properties and continually modifying the exploration budget accordingly.

The mine operates three underground and one surface drill rigs to provide information to assist with mine planning in addition to exploration, with the intent of increasing the reserves and resources on the property, and the Company is budgeting targets of approximately 10,000 metres of underground development and exploration drilling in calendar 2020.

Salvador Garcia, Chief Operating Officer, is the Company’s qualified person under NI 43-101, and has reviewed and approved the scientific and technical disclosure on the San Martin Mine disclosed in this MD&A.

Starcore International Mines Ltd.

MD&A

April 30, 2020

Cost Reduction Initiatives at the Mine

In July and August, 2019, the Company reduced its staff by 125 people at its San Martin Mine in Queretaro, Mexico. The Company incurred severance costs of approximately US$600,000 related to the staff reduction.

Effective May 1, 2019, Starcore’s executive officers, namely the CEO, CFO and COO, voluntarily reduced their salaries by 25%. The Company continues to evaluate other measures that will return the Company to profitability.

Impairment of Mining Interest

In determining the recoverable amounts of the Company’s mining interests, the Company’s management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. The projected cash flows are significantly affected by changes in assumptions about gold’s selling price, future capital expenditures, changes in the amount of recoverable reserves, resources, and exploration potential, production cost estimates, discount rates and exchange rates.

Sale of Altiplano Processing Plant, Matehuala, Mexico

On August 5, 2015, the Company acquired Cortez Gold Corp. (“Cortez”) in an all-share transaction completed pursuant to a court approved Plan of Arrangement under the Business Corporations Act (British Columbia). Cortez, through its subsidiary, Altiplano, owns and manages the Altiplano facility which processes third party gold and silver concentrate in Matehuala, Mexico.

The Company accepted an offer on July 5, 2019, to purchase 100% of the shares of Altiplano for US$1.6 million. The stock purchase agreement requires the payment of the US$1.6 million in instalments as to US$0.5 million on closing, US$0.5 million on August 31, 2019 and US$0.2 million each 3 months from November 30, 2019 to May 31, 2020 (received all payments by June 2020). As a result, management has written down the plant and land at April 30, 2019 to US $1,600, less estimated selling costs of $100. The Company recorded an impairment of $4,804 (2018 - $Nil; 2017 - $Nil) to the Statements of Operations and Comprehensive Income (Loss) during the year ended April 30, 2019. Remaining working capital amounts of Altiplano of $39 have been expensed to the income statement in the current year.

Sale of San Pedrito

On March 21, 2017, the Company finalized the sale of its San Pedrito Property, a non-core asset located in Queretaro, Mexico for Mexican Pesos (“MXN$”) 192,784,331 and reported a gain of $7,128 on the Statement of Operations and Comprehensive Income (Loss) during the year ended April 30, 2017. During the prior year ending April 30, 2019, the Company received MXN$ 15,000,000 ($1,027) and interest of MXN$ 2,300,000 ($159) on 6 ha of the remaining 14 ha of parcels to be paid and made an allowance for the remaining receivable of $441 to the Statements of Operations and Comprehensive Income (Loss).

American Consolidated Minerals Corp.

On December 1, 2014, the Company, by plan of arrangement, acquired American Consolidated Minerals Corp. (“AJC”). Pursuant to the acquisition of AJC, the Company acquired the right to properties, of which one is still owned and maintained as follows:

Toiyabe, Nevada, USA

The Company acquired the right to a 100% undivided interest, subject to a 3% NSR, in 165 mining claims located in Lander County, Nevada, United States of America (“Toiyabe”) from MinQuest. Consideration to be paid for the interest is USD$900 (payable over 5 years commencing October 15, 2018) and the Company must incur total exploration expenditures of USD$1,025 on the property (incurred) as agreed by MinQuest. Annual payments commencing October 15, 2018 are $60 (paid), $80 (paid), $100 (deferred to May 31, 2021), $120, $140 and $400 respectively.  The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2 million per each 1% of the royalty.

Starcore International Mines Ltd.

MD&A

April 30, 2020

During the period ending October 31, 2016, the Company completed Phase 1 drilling on the Toiyabe property. A total of 3,011 meters of RC/core were drilled in 15 holes. Shallow RC drill holes have identified a possible extension of the near-surface resource and the first deep core hole has identified high-grade gold mineralization (1.5 m of 12.9 g/t Au) at depth.

Reverse Circulation (RC) drilling, including two pre-collar holes, consisted of fifteen holes for a total footage of 2,537 meters.  Core drilling totalled 474 meters in two holes.  A summary of assay results received to date and a map of drill hole locations can be found on the Company website https://www.starcore.com .

Assays from T-1601C, the first deep core hole, show a broad mineralized zone from 254 to 294 meters (40 m) which averages 1.3 g/t Au. This zone includes 3 meters of 7.7 g/t Au (255.4-258.4 m) or 1.5 meters of 12.9 g/t Au (255’4-256.9 m).  The mineralized intervals coincide closely with highly altered breccia within broad fault zones.

The RC program targeted a combination of resistivity high anomalies as well as offsets and extensions to mineralization associated with the Courtney fault zones. A near-surface NI43-101 resource of 173,562 contained ounces of gold was published in 2009. Fifteen of the initially proposed RC holes were completed for a total drilling footage of 2,537 meters. Seven of the fifteen RC holes were lost short of targeted horizons.  Even with these drilling limitations, fourteen of the fifteen RC holes encountered anomalous gold values as shown in the table above.

All RC drilling samples are collected in 1.5 meter intervals, logged and securely shipped to ALS Chemex Labs Inc. in Reno, Nevada to be analyzed for gold and silver by fire assay.  A second sample split is kept on site for possible re-testing or future metallurgy. Standards and blanks are included with the sample submittals and numerous repeat assays conducted. The core is logged, sample intervals marked on the core either in 1.5 meter lengths or geologic/structural breaks, sawed and half core assayed the same as the RC procedure mentioned above.

Paul D. Noland, Certified Professional Geologist (#11293) is the Qualified Person who has prepared and reviewed the technical information on the Toiyabe property in accordance with NI 43-101 reporting standards.

Lone Ranch, Washington, USA

The Company acquired the right to a 100% undivided interest, subject to a 3% net smelter royalty (“NSR”), in 73 mining claims located in Ferry County, Washington State, United States of America from MinQuest. During the period ending April 30, 2019, the Company decided to abandon the property and all costs associated with this property have been written off in the Consolidated Statements of Operations and Comprehensive Income.

Creston Moly

On February 19, 2015, the Company acquired all of the shares of Creston Moly from Deloitte Restructuring Inc. in its capacity as trustee in bankruptcy of Mercator Minerals Ltd. at a purchase price of CDN $2 Million. In June, 2011, Mercator Minerals Ltd. (“Mercator”), a TSX listed company, acquired Creston Moly in a cash and shares deal valuing Creston Moly at approximately $194 million. BMO Capital Markets, financial advisor to Creston Moly and its Board, provided a fairness opinion to the effect that the consideration (of $194 million) was fair, from a financial point of view, to the shareholders of Creston Moly.1  The most significant asset in this acquisition was the El Creston project in Sonora, Mexico which had been advanced to a completed Preliminary Economic Assessment ("PEA"). Creston Moly is a British Columbia company that owns, through its subsidiaries, a 100% interest in the following properties:

Ajax, British Columbia, Canada2

Ajax Molybdenum Property is comprised of 11,718 hectares and is located 13 km north of Alice Arm, British Columbia.   The Ajax Property, one of North America's largest undeveloped molybdenum deposits occupying a surface area of approximately 600 by 650 metres, is a world class primary molybdenum property in the advanced stage of exploration.

[1]

The information in this report relating to the acquisition of Creston Moly by Mercator has been drawn from documents filed under the Creston Moly Corp. issuer profile on SEDAR, more specifically:  Creston’s Management Information Circular dated May 9, 2011 and filed on SEDAR on May 16, 2011, and Creston’s news release of June 6, 2011 as filed on SEDAR on June 7, 2011.

[2]

Technical information in this report relating to the Ajax Project is based on the NI 43-101 Resource Estimate Press Release entitled “Tenajon Announces 75% Increase in Indicated Molybdenum Resources at Ajax Project”, dated May 15, 2008 and the technical report entitled “Update of Resource Estimation, Ajax Property, Alice Arm, British Columbia”, dated April 18, 2007, both of which are filed under the Tenajon Resources Corp. issuer profile on SEDAR.

Starcore International Mines Ltd.

MD&A

April 30, 2020

El Creston Project, Sonora, Mexico3

The El Creston molybdenum property is located in the State of Sonora, Mexico, 175 kilometres south of the US Border and 145 kilometers northeast of the city of Hermosillo. In 2010, a PEA was prepared on the property based on zones of porphyry-style molybdenum (“Mo”)/Copper (“Cu”) mineralization by an independent consulting firm. The result of this study indicated that the El Creston molybdenum-copper deposit had a US $561.9million net present value after tax (using an 8% discount rate).  The internal rate of return (after tax) was calculated to be 22.3% and a capital cost payback was calculated to be four years. Other highlights of the report include:

•

Large moly-copper deposit in a mining-friendly jurisdiction.  Total Measured and Indicated Resources of 215 million tonnes grading 0.071% Mo and 0.06% Cu, containing 336 Mlbs Mo and 281 Mlbs Cu.  Mineral resources that are not mineral reserves do not have demonstrated economic viability;

•	Initial Capital cost: US$655.9million with payback of 4 years, based on metal prices of $15/lb Mo and $2.60/lb Cu. Metal recoveries were estimated at 88% for Mo and 84% for Cu;
•

Low Operating Cost:  operating cost of $US4.12/lb Mo, net of copper credits, 0.84:1 waste to ore strip ratio within an optimized pit containing an additional 7.6 million tonnes of Inferred Resources responsible for $20M of the NPV;

•	Excellent infrastructure: Road accessible with a 230kV power grid within 50 km;
•

Apart from the PEA, recommendations have been made to test known mineralization below the current pit-limiting “Creston Fault” where results such as drill hole EC08-54 returned 241.4m at 0.083% Mo and 0.059% Cu to a depth of 495m in the Red Hill Deep zone.

David Visagie, P.Geo., an independent consultant, is the Company’s qualified person under NI 43-101, and has reviewed and approved the scientific and technical disclosure on the El Creston Project disclosed in this report.

[3]

The technical information in this MD&A relating to the El Creston Project is based on the technical report entitled “Preliminary Economic Assessment, El Creston Project, Opodepe, Sonora, Mexico”, dated December 16, 2010, filed under the Creston Moly Corp. issuer profile on SEDAR..  Information regarding the effective date of the mineral resources, key assumptions, parameters and methods used to estimate the mineral resources, and known risks that materially affect the mineral resources can be found in the technical report.

Starcore International Mines Ltd.

MD&A

April 30, 2020

4.3	Results of Operations

The Company recorded loss for the year ended April 30, 2020 of $3,629 compared with loss of $11,804 for the comparative year ended April 30, 2019. The details of the Company’s operating results and related revenues and expenses are as follows:

For the year ended April 30,	2020	2019	Variance

Revenues
Mined ore	$24,820	$27,053	$(2,233)
Purchased concentrate	-	5,742	(5,742)

Total Revenue	24,820	32,795	(7,975)

Cost of Sales
Mined ore	(19,150)	(22,975)	3,825
Purchased concentrate	-	(5,891)	5,891
Depreciation and depletion	(3,686)	(3,893)	207

Total Cost of Sales	(22,836)	(32,759)	9,923

Earnings from mining operations	1,984	36	1,948

Financing costs (net)	(554)	(311)	(243)
Foreign exchange loss	(369)	(125)	(244)
Management fees and salaries	(1,151)	(1,405)	254
Office and administration	(942)	(1,250)	308
Professional and consulting fees	(1,000)	(781)	(219)
Property investigation costs	-	(54)	54
Transfer agent and regulatory fees	(83)	(112)	29
Shareholder relations	(297)	(246)	(51)

Loss before taxes and other losses	(2,412)	(4,248)	1,836

Other Losses
Allowance for receivables	-	(441)	441
Write down of mining interest	-	(4,804)	4,804
Disposal of E&E assets	-	(82)	82
Sale of Altiplano	(39)	-	(39)

Total Other Losses	(39)	(5,327)	5,288

Income tax loss
Deferred	(1,178)	(2,229)	1,051

Loss for the year	$(3,629)	$(11,804)	$8,175

Overall, revenue from mining operations decreased by $7,975 for the year ended April 30, 2020 compared to the comparative year ended April 30, 2019, due mainly to lower metal production from lower tonnage processed in the current year compared to the prior comparable year, partially offset by higher gold and silver prices accounting for a total of $2,233 of the decrease. The remaining difference is due to the loss of purchased concentrate revenue, from the amount of $5,742 in the prior year, due to the suspension and subsequent sale of the Altiplano concentrate processing plant as well as decreased carbon concentrate processed at the San Martin mine (see section 4.2 - Sale of Altiplano Processing Plant, Matehuala, Mexico).

Sales of metals for mining operations for the year ended April 30, 2020 approximated 11,357 ounces of gold and 117,148 ounces of silver sold at average prices in the year of US$1,491 and US$16.61 per ounce, respectively. This is a decrease in sale of gold ounces and in silver ounces when compared to the prior comparable year ended April 30, 2019 where sales of

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April 30, 2020

metal approximated 13,852 ounces of gold and 229,982 ounces of silver, sold at lower average prices of US$1,280 per ounce for gold and US$14.89 per ounce for silver.

The total cost of sales above includes non-cash expenses for depreciation and depletion of $3,686 compared to $3,893 in the prior comparable year, which is calculated based on the units of production from the mine over the expected mine production as a denominator. This calculation is based solely on the San Martin mine proven and probable reserves and a percentage of inferred resources in accordance with the Company’s policy of recognizing the value of expected Resources which will be converted to Proven and Probable Reserves, as assessed by management. The decrease is largely due to the reduction of production tonnage calculated over the total resource, offset partially by an increase in amortization of the leases on mobile equipment in accordance with the change to IFRS 16.

For the year ending April 30, 2020, the Company had gross profit of $1,984 from mine and concentrate operations compared to gross profit of $36 for the year ended April 30, 2019. The higher gross profit was due mainly to the cost savings measure taken in the first two quarters, as discussed previously. Also, the combination of lower tonnes processed, higher recovery for gold and higher overall metal prices during this year resulted in relatively better metal production and, therefore, gross profit from mined ore.

Costs per ounce for the year ended April 30, 2020 was US$1,149/EqOz, which is slightly higher than the average operating cash cost of US$1,061/EqOz. during the comparable year ended April 30, 2019.

Other Items

Changes in other items for the year ended April 30, 2020, resulted in the following significant changes from the year ended April 30, 2019:

•	Financing costs during the year increased by $243 primarily due to amortization of the warrants and San Pedrito interest income received in the previous comparable year;
•	Office and administration decreased by $308 due to lower corporate costs relating to general regulatory administration in the current year and due to the sale of Altiplano;
•	Management fees and salaries decreased by $254 due to reduction in salaries of executive officers (see section 4.2 – cost reduction incentives at the mine);
•

Foreign exchange loss increased by $244 for the year ended 30 April, 2020. The increase relates primarily to the fluctuations of the Mexican peso and Canadian dollar in relation to the US dollar, the functional currency of the mining operations;

•

Professional and consulting fees increased by $219 to $1,000 for the year ended April 30, 2020. Professional fees relate primarily to charges in relations to legal, tax and audit fees and increased mainly due to costs related to the sale of Altiplano;

•	Property investigation costs of $54 were incurred during the prior year to perform the necessary due diligence on new projects;
•

Deferred Income Tax (“DIT”) decreased by $1,051 due mainly to a recovery of special mining tax and to the difference in asset base of the underlying amounts that determine the temporary differences from year to year.

Sustaining Costs

In conjunction with a non-GAAP initiative being undertaken within the gold mining industry, the Company has adopted an “all-in sustaining cash cost” (“AISC”) non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold; however this performance measure has no standardized meaning. As the measure seeks to reflect the full cost of equivalent gold production from current mining operations, new project capital is not included in the calculation. As this measure includes only San Martin mining operations coupled with related capital costs, it excludes purchase concentrate operations which are not considered meaningful for purposes of calculating AISC. Accordingly it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a sales basis based solely on sales of metal from the San Martin mining operations:

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(In Canadian Dollars unless indicated)	Sustaining Costs (in 000’s)		Sustaining Costs Per Ounce (in $/oz)
For the year ended April 30,	2020	2019	2020	2019

Total cost of sales cash costs[1]	$19,150	$22,975	$1,512	$1,377
Total corporate and administration cash costs[1,2]	3,322	3,794	262	227
Foreign exchange gain / (loss)	(369)	125	(29)	8
Reclamation and closure accretion	72	90	6	5
Sustaining capital expenditures and exploration	1,864	2,393	147	143

All-in sustaining cash costs	24,039	29,377	1,898	1,760
Foreign exchange adjustment	(6,034)	(7,081)	(476)	(424)

All-in sustaining USD cash costs	$18,005	$22,296	$1,422	$1,336

Total equivalent ounces sold	12,663	16,679

1 Excludes non-cash depletion and depreciation of $3,738 from cost of sales and from corporate and administration costs for the year ended April 30, 2020 (April 30, 2019: $3,893).

2 Includes share-based compensation of $44 for the year ended April 30, 2020 (April 30, 2019: $104).

The AISC of US$1,422/EqOz is slightly higher than the prior year comparable amount of US$1,336/EqOz due mainly to the cost of reducing employees by 32% in the second quarter in order to reduce production tonnage while processing higher grade ore. The overall operating costs going forward were thereby reduced and, the past two quarters receiving the first full benefit of this reduction.

Cash Flows

Cash inflow from operating activities was $2,739 during the year ended April 30, 2020, compared to a cash outflow of $8 for the comparative year ended April 30, 2019. Cash flows from operating activities were determined by removing non-cash expenses from the earnings and adjusting for non-cash working capital amounts. Financing activities resulted in an outflow of $2,449 due to the repayment of one loan and leases and the associated interest payments. Cash outflow from investing activities was $1,278 due to the Company spending $2,687 on investment in mining interest, plant and equipment, $427 on investment in exploration and evaluation assets, offset by proceeds from the sale of Altiplano of $1,836. Overall cash decreased during the year ended April 30, 2020 by $444.

Investor Relations Activities

During the year ended April 30, 2020, the Company responded directly to investor inquiries.

Financings, Principal Purposes & Milestones

During the year ended April 30, 2020, the Company did not have any financings.

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5.	Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q4 30-Apr-20	Q3 31-Jan-20	Q2 31-Oct-19	Q1 31-Jul-19
Total Revenue	$6,352	$6,275	$5,804	$6,389
Earnings (loss) from mining operations	$885	$1,269	$(220)	$50
Earnings (loss) for period	$(1,758)	$22	$(1,062)	$(831)
Per share – basic	$(0.03)	$0.00	$(0.02)	$(0.02)
Per share – diluted	$(0.03)	$0.00	$(0.02)	$(0.02)
	Q4 31-Apr-19	Q3 31-Jan-19	Q2 31-Oct-18	Q1 31-Jul-18
Total Revenue	$6,897	$6,564	$8,711	$10,623
Earnings (loss) from mining operations	$(125)	$(131)	$(381)	$673
Earnings (loss) for period	$(1,880)	$(1,417)	$(8,126)	$(381)
Per share – basic	$(0.04)	$(0.03)	$(0.16)	$(0.01)
Per share – diluted	$(0.04)	$(0.03)	$(0.16)	$(0.01)

Discussion

The Company reports a loss of $1,758 for the quarter ending April 30, 2020 compared to a loss of $1,880 in the comparative quarter ended April 30, 2019. For more detailed discussion on the quarterly production results and financial results for the quarter ended April 30, 2020, please refer to Sections 4.1 and 4.3 under “Results of Operations”.

6.	Liquidity and Commitments

The Company expects to continue to receive income and cash flows from the mining operations at San Martin (section 4.1).  Management expects that this will result in sufficient working capital and liquidity for the Company for the next twelve months.

As at April 30, 2020, the Company had the following commitments:

a)

As at April 30, 2020, the Company has shared lease commitments for office space of approximately $144 per year, expiring at various dates up to April 2025, which includes minimum lease payments and estimated taxes, but excluded operating costs, taxes and utilities, to expiry.

b)

As at April 30, 2020, the Company has a land lease agreement commitment with respect to the land at the mine site, for $132 per year which is currently being renegotiated. The Company also has ongoing commitments on the exploration and evaluation assets of approximately $260 per year increasing over the next 5 years for the AJC properties.

c)

As at April 30, 2020, the Company has management contracts with officers and directors totaling $450 per year, payable monthly, expiring in April 2022 and US$236 per year, payable monthly, expiring in August 2021.

Obligations due within twelve months of April 30,	2020	2021	2022	2023 and beyond

Trade and other payables	$2,441	$-	$-	$-
Current portion of loan payable	3,196	-	-	-
Reclamation and closure obligations	$-	$-	$-	$1,014

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7.	Capital Resources

The capital resources of the Company are the mining interests, plant and equipment, with an amortized historical cost of $35,302 as at April 30, 2020. The Company is committed to further expenditures of capital required to maintain and to further develop the San Martin mine which management believes will be funded directly from the operating cash flows of the mine.

8.	Off Balance Sheet Arrangements

The Company has no off-balance sheet transactions.

9.	Transactions with Related Parties

N/A

10.	Fourth Quarter

Due to mine operating activity of the San Martin mine discussed throughout this MD&A and as detailed in Section 4.1, the operations and activities are similar to previous quarters which are discussed in Section 4.3 – Results of Operations.

11.	Proposed Transactions

N/A

12.	Critical Accounting Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities.  Estimates and judgements are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in accounting estimate is recognized prospectively by including it in the Company’s profit or loss in the period of the change, if it affects that period only, or in the period of the change and future periods, if it affects both.

Information about critical judgements in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the current financial period are discussed below:

a)	Economic Recoverability and Profitability of Future Economic Benefits of Mining Interests

Management has determined that mining interests, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

b)Rehabilitation Provisions

Rehabilitation provisions have been created based on the Company’s internal estimates. Assumptions, based on the current economic environment, have been made which management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed regularly by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation costs, which will reflect the market condition at the time the rehabilitation costs are actually incurred. The final cost of the currently recognized rehabilitation provision may be higher or lower than currently provided for. The inflation rate applied to estimated future rehabilitation and closure costs is 3.5% and the discount rate currently applied in the calculation of the net present value of the provision is 8%.

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c)Impairments

The Company assesses its mining interest, plant and equipment assets annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

d)Income Taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain.  The company recognizes liabilities and contingencies for anticipated tax audit issues based on the Company’s current understanding of tax law. For matters where it is probable that an adjustment will be made, the Company records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recuperated.

e)Mineral Reserves and Mineral Resource Estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserve and mineral resources based on information compiled by Qualified Persons as defined by Canadian Securities Administrators National Instrument 43-101 Standards for Disclosure of Mineral Projects. Such information includes geological data on the size, depth and shape of the mineral deposit, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade that comprise the mineral reserves. Changes in the mining reserve or mineral resource estimates may impact the carrying value of mineral properties and deferred development costs, property, plant and equipment, provision for site reclamation and closure, recognition of deferred income tax assets and depreciation and amortization charges.

f)Units of production depletion

Estimated recoverable reserves are used in determining the depreciation of mine specific assets. This results in depreciation charges proportional to the depletion of the anticipated remaining life of mine production. Each item’s life, which is assessed annually, has regard to both its physical life limitations and to present assessments of economically recoverable reserves of the mine property at which the asset is located. These calculations require the use of estimates and assumption, including the amount of recoverable reserves and estimate of future capital expenditure. Changes are accounted for prospectively.

g)Shared-based Payments

The Company measures the cost of equity-settled transactions with employees, and some with non-employees, by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant.

This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, expected forfeiture rate, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in the notes.

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April 30, 2020

13.	Changes in Accounting Policies

N/A

14.	Financial and Other Instruments

All significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the audited consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

In the normal course of business, the Company’s assets, liabilities and forecasted transactions are impacted by various market risks, including currency risks associated with inventory, revenues, cost of sales, capital expenditures, interest earned on cash and the interest rate risk associated with floating rate debt.

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The primary currency the Company exposed to is the United States dollar which is also the functional currency of the San Martin Mine. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. At April 30, 2020 the Company had the following financial assets and liabilities denominated in CDN and denominated in Mexican Pesos:

In ‘000 of	CAD$	MXN$

Cash	$293	MP 11,325
Other working capital amounts - net	$(119)	MP 6,066
Current liabilities	$(3,196)

At April 30, 2020, US dollar amounts were converted at a rate of $1.3934 Canadian dollars to $1 US dollar and MP were converted at a rate of MP17.2723 to $1 US Dollar.

Other

15.1	Disclosure of Outstanding Share Capital as at July 24, 2020

	Number	Book Value
Common Shares	49,646,851	$50,725

There are no options outstanding nor any granted subsequent to April 30, 2020.

The following warrants were outstanding and exercisable to purchase one common share for each warrant held:

Number of	Exercise
Warrants	Price	Expiry Date

250,000	$0.30	March 7, 2022
3,000,000	$0.20	June 18, 2021

3,250,000	$0.21

15.2Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

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April 30, 2020

Internal Controls Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of audited consolidated financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS; and
•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual consolidated financial statements or interim financial statements.

There has been no change in the Company’s internal control over financial reporting during the Company’s year ended April 30, 2020 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.